EXHIBIT 99.1

Golar LNG Limited – Contemplated buy-back of bonds

5 December 2022

Golar LNG Limited ("Golar") announces an offer to buy-back parts of its USD 300,000,000 senior unsecured bonds maturing 20 October 2025 (with ISIN NO 0011123432) for cash (the "Buy-Back Offer").

DNB Markets (the "Manager") is acting as manager of the Buy-Back Offer. The Buy-Back Offer will be conducted as a "Reverse Dutch Auction", where bondholders can offer bonds, at desired volumes and prices, to Golar, through the Manager. Golar reserves the right to accept any volume up to an accepted price, or to reject all received offers.

All bondholders, subject to legal constraints (if any) are hereby invited to provide offers for sale of all or a portion of their bonds through submission of the attached bondholders offer form (the "Bondholders Offer Form"). The final date for submission is 16:00 CET, 9 December 2022. On or prior to 09:00 CET on 12 December 2022, Golar will decide upon the highest buy-back price (the "Buy-Back Price") acceptable and consequently the total amount of bonds to be repurchased, if any.

All bondholders with offers equaling the Buy-Back Price or lower will receive the Buy-Back Price (plus accrued interest) on allocated amounts up to the amounts offered within the accepted maximum price. Golar may in its sole discretion reduce the number of Bonds to be acquired on a pro rata basis for Bonds offered at the Buy-Back Price. Cash settlement is set to 15 December 2022.

In the attached Bondholder's Offer Form further details and restrictions related to the offer is stated. Each bondholder must on its own consider if it is covered by any restrictions that hinders it from participating in the offer.

All submissions of Bondholders Offer Form must be sent by e-mail to DNB Markets no later than 16:00 CET, 9 December 2022. Contact details:

DNB Markets Credit Sales by tel: +47 24 16 90 30; or
DNB Markets, Bond Syndicate by e-mail: bond.syndicate@dnb.no

Golar may, in its sole discretion, waive, extend, terminate or withdraw the size of the buy‑back at any time. Any prospective changes to this offer will be announced on www.stamdata.com.

Please see Bondholders Offer Form attached.

Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão – CFO
Stuart Buchanan - Head of Investor Relations

Important information:

The release is not for publication or distribution, in whole or in part directly or indirectly, in or into Australia, Canada or Japan (including its territories and possessions) or in any other jurisdiction where such publication or distribution is unlawful.

This release is an announcement issued pursuant to legal information obligations and is subject of the disclosure requirements pursuant to the Market Abuse Regulation (MAR) Article 17 no. 1 and section 5-12 of the Norwegian Securities Trading Act, and was prepared by Stuart Buchanan, Head of Investor Relations at Golar LNG Limited, tel. +44 20 7063 7900. It is issued for information purposes only, and does not constitute or form part of any offer or solicitation to purchase or subscribe for securities, in the United States or in any other jurisdiction.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Attachment

  Bondholders Offer Form (https://ml-eu.globenewswire.com/Resource/Download/17b46075-0668-45b0-b2dd-dcbb58fc65c8)